The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

November 16, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.


06018618

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice of Filing of Amendment Statement of Tender offer Registration Statement and Amendment of Tender Offer Initiation Public Notice</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Toru Matsuura
Title: Controller

November 16, 2006
The Sumitomo Trust & Banking Co., Ltd.

Notice of Filing of Amendment Statement of Tender Offer Registration Statement and Amendment of Tender Offer Initiation Public Notice

The Sumitomo Trust & Banking Co., Ltd. (hereinafter "Offeror") filed an amendment statement, under Article 27-8, Paragraph 1 of the Securities and Exchange Law of Japan, regarding the tender offer (hereinafter "Tender Offer") for the common shares of STB Leasing Co., Ltd. with the director of the Kanto Local Financial Bureau, and was accepted on November 16, 2006. Accordingly, the Offeror announces to amend the tender offer initiation public notice (hereinafter "Tender Offer Initiation Public Notice") on October 24, 2006* pursuant to Article 27-8, Paragraph 11 of the Securities and Exchange Law of Japan as follows.

* Amended through "Notice of Filing of Amendment Statement of Tender Offer Registration Statement and Amendment of Tender Offer Initiation Public Notice" released on October 27, 2006.

The reason for the amendment is that the Offeror has decided an amendment and an additional explanation regarding proportion of ownership of the shares of the subject company held by the special related parties (hereinafter "Special Related Parties") as of the date of the public notice in the Tender Offer Initiation Public Notice to be necessary.

This amendment, only for formality, does not affect any principal terms and conditions of the Tender Offer.

1. Outline of the Tender Offer

(1) Name of the Subject Company:	STB Leasing Company Limited
(2) Types of Shares to be Purchased:	Common Shares
(3) Tender Offer Period:	From October 24, 2006 to November 27, 2006 (35days)
(4) Purchase Price	2,050 yen per share

2. Amendment of Tender Offer Initiation Public Notice

"Section 2. Terms and Conditions of the Tender Offer" in the Tender Offer Initiation Public Notice has been amended as follows. Amended statements are shown with underline.

Section 2. Terms and Conditions of the Tender Offer

(7) Proportion of Ownership of the Share Certificates, etc. held by the Offeror as of the Date of Public Notice and Proportion of Ownership of the Share Certificates, etc. held by the Special Related Parties as of the Date of Public Notice

[Before Amendment]

Offeror 4.89%   Special Related Parties 15.88%   Total 20.77%

(Note) "Proportion of Ownership of the Share Certificates, etc. held by the Offeror as of the Date of Public Notice" are calculated adding as a numerator 350 voting rights represented by 35,000 shares held by the Offeror under the name of The Sumitomo Trust & Banking Co., Ltd. (trust account B) in respect of which the Offeror is authorized to instruct the exercise of voting rights in its discretion and to make

investments, and 507 voting rights represented by 50,700 shares held by and under the name of Japan Trustee Services Bank, Ltd. (trust account) in respect of which the Offeror is authorized to instruct the exercise of voting rights in its discretion and to make investments. As both the trust account B and the trust account mentioned above are under passive investment management (or benchmark-indexed investment management), it is possible that shares in the accounts would be sold on the exchange market during the tender offer period due to certain reasons, including change in percentage of the shares to the benchmark and liquidation need of funds, and accordingly that "Proportion of Ownership of the Share Certificates, etc. held by the Offeror as of the Date of Public Notice" and "Proportion of Ownership of the Share Certificates, etc. held by the Offeror as of the Date of Public Notice and Proportion of Ownership of the Share Certificates, etc. held by the Special Related Parties as of the Date of Public Notice" would decrease.

[After Amendment]

Offeror 4.89% Special Related Parties 15.90% Total 20.79%

(Note1) "Proportion of Ownership of the Share Certificates, etc. held by the Offeror as of the Date of Public Notice" are calculated adding as a numerator 350 voting rights represented by 35,000 shares held by the Offeror under the name of The Sumitomo Trust & Banking Co., Ltd. (trust account B) in respect of which the Offeror is authorized to instruct the exercise of voting rights in its discretion and to make investments, and 507 voting rights represented by 50,700 shares held by and under the name of Japan Trustee Services Bank, Ltd. (trust account) in respect of which the Offeror is authorized to instruct the exercise of voting rights in its discretion and to make investments. As both the trust account B and the trust account mentioned above are under passive investment management (or benchmark-indexed investment management), it is possible that shares in the accounts would be sold on the exchange market during the tender offer period due to certain reasons, including change in percentage of the shares to the benchmark and liquidation need of funds, and accordingly that "Proportion of Ownership of the Share Certificates, etc. held by the Offeror as of the Date of Public Notice" and "Proportion of Ownership of the Share Certificates, etc. held by the Offeror as of the Date of Public Notice and Proportion of Ownership of the Share Certificates, etc. held by the Special Related Parties as of the Date of Public Notice" would decrease.

(Note2) "Proportion of Ownership of the Share Certificates, etc. held by the Special Related Parties as of the Date of Public Notice" are calculated adding as a numerator 35 voting rights represented by 3,500 shares held by the Special Related Parties under the name of Japan Trustee Services Bank, Ltd. (trust account) in respect of which the Special Related Parties are authorized to instruct the exercise of voting rights in its discretion and to make investments. As the trust account mentioned above is under passive investment management (or benchmark-indexed investment management), it is possible that shares in the accounts would be sold on the exchange market during the tender offer period due to certain reasons, including change in percentage of the shares to the benchmark and liquidation need of funds, and accordingly that

"Proportion of Ownership of the Share Certificates, etc. held by the Offeror as of the Date of Public Notice" and "Proportion of Ownership of the Share Certificates, etc. held by the Offeror as of the Date of Public Notice and Proportion of Ownership of the Share Certificates, etc. held by the Special Related Parties as of the Date of Public Notice" would decrease.

For further information, please contact IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654